UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2024	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 30, 2024, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) made a public announcement on the Market Observation Post System in Taiwan (“MOPS”) that the Company held the 2024 annual shareholders’ meeting (the “2024 AGM”), at which the following matters were resolved, and public announcements were made in Taiwan regarding such resolutions:

(1)
Ratification of the fiscal year 2023 earnings distribution plan;
(2)
Ratification of the Company’s fiscal year 2023 business report and, consolidated and non-consolidated financial statements;
(3)
Election of nine directors (including 5 independent directors) of the 11th Board of Directors; and
(4)
Approval of releasing the 11th Board of Directors from the restriction of engaging in businesses competing with those of the Company pursuant to Article 209 of the Company Act.

For each of the matters (1) to (4), the resolutions approved were those previously proposed by the Board of Directors to shareholders in the 2024 Annual Shareholders’ Meeting Handbook, a copy of which is attached as Exhibit 99.4 to the Company’s Form 6-K (File No. 001-37928) as filed with the U.S. Securities and Exchange Commission on April 29, 2024.

On matter (3), the 2024 AGM resolved to elect nine directors to the 11th Board of Directors (including independent directors). The original term of the previous directors of the 10th Board of Directors was from July 12, 2021 to July 11, 2024, which expires on May 30, 2024, the effective date of the new appointment. The elected directors are as follows:

Directors:

(i)
Shih-Jye Cheng: Chairman / President of the Company;
(ii)
Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd. ): Director of the Company;
(iii)
David Chang (representative, Siliconware Precision Industries Co., Ltd.): Director of the Company; and
(iv)
Silvia Su: Director / Vice President / Corporate Governance Officer of the Company.

Independent Directors:

(v)
Yeong-Her Wang: Independent Director of the Company;
(vi)
Hong-Tzer Yang: Independent Director of the Company;
(vii)
Yuh-Fong Tang: Chairman of Intelligent Silicon Solution Corporation;
(viii)
Jyh-Chau Wang: Chairman & CEO of Innolux Corporation; and
(ix)
Fu-Chen Lin: Director of Deloitte & Touche Financial Advisory Corporation.

The above five independent directors become members of the 7th Audit Committee automatically under Article 4 of the Regulations Governing the Exercise of Powers by Audit Committee of Public Companies of Taiwan, which requires that the Audit Committee be composed of all independent directors.

In cooperation with the expiration of the term of the Board of Directors, the 5th Remuneration Committee members were dismissed upon expiration of the 10th Board of Directors. The 6th Remuneration Committee members will be announced after the appointment of the Board of Directors.

The number of shares held by the elected directors are as followed:

Directors:

(i)
Shih-Jye Cheng: 6,150,161 shares;
(ii)
Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.): 78,910,390 shares;
(iii)
David Chang (representative, Siliconware Precision Industries Co., Ltd.): 78,910,390 shares; and
(iv)
Silvia Su: 340,101 shares.

Independent Directors:

(v)
Yeong-Her Wang: 0 shares;
(vi)
Hong-Tzer Yang: 0 shares;
(vii)
Yuh-Fong Tang: 0 shares;
(viii)
Jyh-Chau Wang: 0 shares; and
(ix)
Fu-Chen Lin: 0 shares.

On matter (4), under Article 209 of the Company Act, a director who engages in business on behalf of another person that is within the scope of the Company’s business shall explain at the shareholders’ meeting the essential contents of such act and obtain the approval at the shareholders’ meeting. The 2024 AGM resolved that the non-compete restriction on four directors and five independent directors, be released in accordance with Article 209 of the Company Act. This was approved by a majority of the voting shares at the shareholders’ meeting attended by shareholders representing at least two-thirds of the voting shares of the Company. The essential contents of competitive conduct in which these directors are permitted to engage are as follows:

(i)
Director Shih-Jye Cheng:

- Director of ChipMOS U.S.A., Inc.

- Representative / Director of Hao Hsiang Investment Co., Ltd.

- Representative / Director of Hao Yen Investment Co., Ltd.

(ii)
Director Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.):

- Director / Chief Administration Officer / Senior Vice President of Siliconware Precision Industries Co., Ltd.

- Director of Yann Yuan Investment Co., Ltd.

(iii)
Director David Chang (representative, Siliconware Precision Industries Co., Ltd.):

- Vice President of Siliconware Precision Industries Co., Ltd.

(iv)
Director Silvia Su:

- Chairman of ChipMOS U.S.A., Inc.

- Supervisor of Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”)

- Director of ChipMOS TECHNOLOGIES (BVI) LTD.

- Representative / Director of Tsai Fu Investment Co., Ltd.

- Supervisor of ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”)

(v)
Independent Director Yeong-Her Wang:

- Chairman of Foundation of NCKU Tainan Alumni Association

- Director of TSMC-NCKU Joint R&D Center

- Independent Director / Audit Committee Member / Compensation Committee Member of Unictron Technologies Corp.

(vi)
Independent Director Hong-Tzer Yang:

- Independent Director / Audit Committee Member / Compensation Committee Member / Corporate Governance Committee Member of Padauk Technology Co., Ltd.

- Director of AeroVision Avionics Inc.

- Independent Director / Audit Committee Member / Risk Management Committee Member / Corporate Governance and Sustainable Development Committee Member / Merger and Acquisition Special Committee Member / ESG Execution Committee Member of Chailease Holding Company Limited

(vii)
Independent Director Yuh-Fong Tang:

- Independent Director / Audit Committee Member / Compensation Committee Member of OPNET Technologies Co., Ltd.

- Chairman of Intelligent Silicon Solution Corporation

(viii)
Independent Director Jyh-Chau Wang:

- Director of Innolux Corporation

- Chairman of Innolux Education Foundation

- Director of InnoCare Optoelectronics Corporation

- Chairman & CEO of eLux Inc.

The Company also announced the competing activities carried out by the director in Mainland China, as required by public announcement regulations in Taiwan:

(i)
Company name of the mainland China area enterprise and the director’s position in the enterprise:

- Director Silvia Su: Supervisor of Unimos Shanghai and ChipMOS Shanghai.

(ii)
Address of the mainland China area enterprise:

- Unimos Shanghai: No. 9688 Songze Ave., Qingpu Industrial Park, Shanghai, China; and

- ChipMOS Shanghai: Room 1166, Zone V, 11th Floor, Building 1, No. 158 Shuanglian Road, Qingpu District, Shanghai, China

(iii)
Operations of the mainland China area enterprise:

- Unimos Shanghai: Assembly and testing, and processing services for semiconductors devices (silicon and compound semiconductor) and integrated circuits (including sub-systems and modules), technology development, technical services and sales of the self-produced products. This includes MEMS and compound semiconductor integrated circuit manufacturing, BGA, CSP, MCM and other advanced packaging and testing; and

- ChipMOS Shanghai: Marketing of semiconductors and electronic related products.

(iv)
If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio:

- Director Silvia Su: None.